                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)1

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 53631T 10 2                 13D                  Page 2 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                 13D                  Page 3 of 8 Pages
--------------------------                               -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               -----------------------
CUSIP No. 53631T 10 2                 13D                  Page 4 of 8 Pages
--------------------------                               -----------------------

            The following  constitutes  Amendment No. 12 ("Amendment No. 12") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 12 amends the
Schedule 13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On August 9, 2002,  Steel Partners II delivered a letter to the
Board of Directors of the Issuer  opposing the merger  agreement  with  Alliance
Entertainment  Corp. and questioning whether the sole purpose of the transaction is to enrich  certain  members of  management  at the  expense  of the  Issuer's stockholders. Steel Partners II believes that it should be apparent to the Board that the merger will not be approved by the  stockholders  and,  therefore,  the
Board should begin  discussions  immediately  with all potential  buyers who are willing  to  pay a  fair  price  for  the  Issuer  and/or  continue  pursuing  a liquidation  strategy.  Steel Partners II continues to believe that its all-cash offer is superior to the proposed merger with Alliance and provides stockholders an  opportunity  to maximize  the value of their shares in the  short-term  at a premium.  A copy of the letter is filed as an exhibit to this  Amendment  No. 12 and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibit:

                 13.    Letter  from Steel  Partners  II,  L.P.  to the Board of
                        Directors of Liquid Audio, Inc., dated August 9, 2002.

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CUSIP No. 53631T 10 2                 13D                  Page 5 of 8 Pages
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                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 9, 2002                       STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ---------------------------
                                                  Warren G. Lichtenstein
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              --------------------------
                                              WARREN G. LICHTENSTEIN

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CUSIP No. 53631T 10 2                 13D                  Page 6 of 8 Pages
--------------------------                               -----------------------

                                  EXHIBIT INDEX

Exhibit                                                                Page
-------                                                                ----
1.          Joint Filing Agreement, dated July 26,
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated September 10, 2001 (previously
            filed).

3.          Letter from Steel Partners II, L.P. to
            certain officers and directors of Liquid
            Audio, Inc., dated October 3, 2001
            (previously filed).

4.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated October 22, 2001 (previously filed).

5.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated October 25, 2001 (previously filed).

6.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated November 26, 2001 (previously
            filed).

7.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated April 16, 2002 (previously filed).

8.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated May 29, 2002 (previously filed).

9.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated June 14, 2002 (previously filed).

10.         Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated June 18, 2002 (previously filed).

11.         Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated June 26, 2002 (previously filed).

12.         Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated July 16, 2002 (previously filed).

13.         Letter from Steel Partners II, L.P. to the                 7 to 8
            Board of Directors of Liquid Audio, Inc.,
            dated August 9, 2002.

--------------------------                               -----------------------
CUSIP No. 53631T 10 2                 13D                  Page 7 of 8 Pages
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                             STEEL PARTNERS II, L.P.
                              150 East 52nd Street
                                   21st Floor
                            New York, New York 10022
                                    --------
                               TEL (212) 813-1500
                               FAX (212) 813-2198

August 9, 2002

The Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

Ladies and Gentlemen:

As you know, Steel Partners II, L.P. ("Steel Partners"), the largest shareholder of Liquid Audio,  Inc. (the  "Company"),  is vehemently  opposed to the proposed reverse  merger with  Alliance  Entertainment  Corp.  We strongly  believe  this transaction  was  arranged  to benefit  management  at the  expense of all other shareholders.  The bottom  line is that  Gerald  Kearby and  Robert  Flynn,  the
Company's  top two  executives,  struck a deal which  guarantees  each of them a minimum of $2 million while all other shareholders could be left with a minority interest in an illiquid company.

Assuming that all shareholders  (excluding Messrs. Kearby and Flynn) will tender
100% of their  shares  and will  receive  $1.50  in cash for each  share  owned, shareholders  will be stuck with a "stub" that will likely trade for $1 or less.
Therefore, shareholders would receive approximately $2.50 per share of value, or
9% less than the $2.75 per share in cash  offered by Steel  Partners in June and substantially  less than the liquidation  value as reported by the Company.  The latter alternatives provide a risk-free return to shareholders.

Over the last year we  repeatedly  asked the Board and its  advisors  to let the shareholders  decide the fate of Liquid Audio.  Unfortunately  for shareholders, the Board chose to act in the best interests of management at the expense of the remaining  shareholders  by pursuing the Alliance  transaction  and delaying the annual meeting of shareholders  costing shareholders an additional $5 million in cash "burn" plus several  million in  transaction  fees and expenses.  We remain astonished that the Board continues to pursue this transaction when it should be apparent that it will be overwhelmingly voted down.

Therefore,  we  will  let  corporate  democracy  prevail  as  the  Liquid  Audio shareholders  will have their say at the  annual  meeting  on  September  26. We believe they will not only vote down this merger, but will remove Mr. Kearby and
Raymond Doig as directors and will likely approve corporate governance proposals that will allow  shareholders to rid the Company of  irresponsible  directors in favor of people whose interests are aligned with all shareholders.

--------------------------                               -----------------------
CUSIP No. 53631T 10 2                 13D                  Page 8 of 8 Pages
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In our opinion,  the merger  agreement  will never pass since the Company's five largest  shareholders who own approximately  33% of the outstanding  shares have publicly stated their intent to vote against it. Given the inevitable outcome at the annual  meeting,  we ask that all remaining  directors  and officers  resign immediately  after the  votes  are cast and  counted.  This  will  reaffirm  the shareholders'  disapproval  of the Board and its past  actions.  We  believe  an expeditious  transition  will  serve to  protect  our  investment  from  further diminution in value.

Because we believe this merger will not be  approved,  we think the Board should begin discussions immediately with all potential buyers who are willing to pay a
fair  price  for  the  Company  regardless  of  Messrs.   Kearby's  and  Flynn's
involvement  in the business on a go-forward  basis and/or  continue  pursuing a
liquidation  strategy  by  shuttering  the  business  immediately.   It  is  our
understanding  that 40% of employees were terminated  since the merger agreement was signed and that more  employees  will be released  as per the  understanding with Alliance to minimize the Company's cash "burn."

We would like to remind the Board that the Company  belongs to its  shareholders and should be run for their benefit and not just to enrich management. Again, we invite the Board to contact us so that we can begin an orderly transition of the
Company or to pursue our offer. Please call me to discuss any of these issues at
(310) 246-3741.

Very truly yours,

/s/ Josh Schechter
------------------
Josh Schechter